December 20, 2019

Patrick J. Mahaffy
President and Chief Executive Officer
Clovis Oncology, Inc.
5500 Flatiron Parkway, Suite 100
Boulder, Colorado 80301

       Re: Clovis Oncology, Inc.
           Registration Statement on Form S-3
           Filed December 16, 2019
           File No. 333-235536

Dear Mr. Mahaffy:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that your forum selection provision in Article XIII of your Amended and
       Restated Certificate of Incoporation identifies the Court of Chancery of the State of
       Delaware as the exclusive forum for certain litigation, including any "derivative action."
       Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such
 Patrick J. Mahaffy
Clovis Oncology, Inc.
December 20, 2019
Page 2
      provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
      Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Chris Edwards at (202) 551-6761 or Irene Paik at (202) 551-6553 with any questions.



                                                            Sincerely,
FirstName LastNamePatrick J. Mahaffy
                                                            Division of
Corporation Finance
Comapany NameClovis Oncology, Inc.
                                                            Office of Life
Sciences
December 20, 2019 Page 2
cc:       Thomas Mark, Esq.
FirstName LastName